

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2024

Jay J. Jackson
President and CEO
Abacus Life, Inc.
2101 Park Center Drive, Suite 200
Orlando, FL 32835

       Re: Abacus Life, Inc.
            Registration Statement on Form S-3
            Filed October 21, 2024
            File No. 333-282747

Dear Jay J. Jackson:

      We have conducted a limited review of your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note the risk factors on pages 11, 13, and 20 of your annual report on Form 10-K/A for the fiscal year ended December 31, 2023 ("Annual Report"), which you incorporate by reference, implying that valuations of life insurance policies are key to your business. We also note your disclosure on page 7 of your Annual Report describing your partnership with Lapetus Solutions, Inc. ("Lapetus"). Please tell us whether Abacus or any of its officers, directors or other affiliates, have an ownership interest or credit relationship in Lapetus or its subsidiaries or other affiliates. Please provide a detailed explanation of any relationship and disclose the extent to which you have relied upon Lapetus or any of its co-owned entities for valuation of life insurance policies that you have purchased for your own account or which you have facilitated the purchase by other entities or investors. Consider revising your risk factor

disclosure based on your response.

2.	If Lapetus is a related party, discuss any limitations on your ability to rely on Lapetus to value life insurance policies under any relevant state laws governing the purchase or sale of life insurance policies of third parties, and state whether you are in compliance with any such laws.

<u>Risk Factors, page 6</u>

3.	We note your risk factor disclosure on page 20 of your Annual Report that you are reliant on your management and on page 24 of your Annual Report that your executive officers have limited experience in the management of a publicly traded company. We also note that National Insurance Brokerage operates at an address in the same office park as Abacus. We note that the Florida Secretary of State lists Scott Kirby, Matthew Ganovsky, and Sean McNealy as officers of National Insurance Brokerage. Please revise your disclosure to discuss the extent to which you purchase insurance contracts from National Insurance Brokerage. Also, consider appropriate revisions to your risk factors to discuss the risks that management's other business interests may interfere with their focus on managing your business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:	Ryan Maierson, Esq.